                                  UNITED STATES                 OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION       ---------------------------
                             Washington, D.C. 20549             OMB Number: 3235-0145
                                                                Expires: October 31, 1994
                                                                Estimated average burden
                                                                hours per response... 14.90

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*
                                ---------    ---

                        Cincinnati Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    172062101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                           [   ]  Rule 13d-1 (b)
                           [ x ]  Rule 13d-1 (c)
                           [   ]  Rule 133d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (2/92)                                   Page 1 of 5 pages

----------------------                                     ---------------------
CUSIP NO. 172062101                    13G                 Page  2  of  5  Pages
         -----------                                            ----   ----
----------------------                                     ---------------------


---------- ---------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Fifth Third Bancorp
                       31-0854434
---------- ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   [X]

                                                                      (b)   [ ]
---------- ---------------------------------------------------------------------
   3       SEC USE ONLY


---------- ---------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Ohio corporation
--------------------------------------------------------------------------------
                      5    SOLE VOTING POWER
   NUMBER OF
     SHARES                          9,311,855
  BENEFICIALLY      ------- ----------------------------------------------------
    OWNED BY           6    SHARED VOTING POWER
      EACH
   REPORTING                          461,069
     PERSON         ------- ----------------------------------------------------
      WITH             7    SOLE DISPOSITIVE POWER

                                      7,138,751
                    ------- ----------------------------------------------------
                       8    SHARED DISPOSITIVE POWER

                                       676,155
---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               9,772,924
---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                              NOT APPLICABLE
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               5.85%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

                               HC
---------- ---------------------------------------------------------------------




                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 pages

Cincinnati Financial Corporation                                     Page 3 of 5
172062101

Item 1 (a)                 Name of Issuer:

                           Cincinnati Financial Corporation

Item 1 (b)                 Address of Issuer's Principal Executive Office:

                           6200 South Gilmore Road
                           Fairfield, Ohio  45014-5141


Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                           Fifth Third Bancorp
                           38 Fountain Square Plaza
                           Cincinnati, Ohio  45263


Item 2 (d)                 Title of Class of Securities:

                           Common Shares, without par value

Item 2 (e)                 CUSIP Number:

                           172062101

Item 3                     Not Applicable

                           Fifth Third Bancorp is filing this statement pursuant to Rule 13d-1 (c).

Item 4                     Ownership:

                           This report relates to beneficial holdings by Fifth Third Bancorp, through several of its banking subsidiaries, of an aggregate of 9,772,924 outstanding shares of the Common Stock of Cincinnati Financial Corporation, no par value.

                           The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)               Amount Beneficially Owned:

                  Fifth Third Bancorp, through fiduciary accounts held in its banking subsidiaries, has neither voting power nor dispositive power with respect to 3,784,263 shares and are not deemed to be beneficially owned.

                  The following are held in fiduciary accounts in Bancorp's banking subsidiaries and are deemed to be beneficially owned:

Cincinnati Financial Corporation                                     Page 4 of 5
172062101

                  Powers:                                     No. of Shares

                  Full voting; full dispositive               7,138,751
                  Full voting; shared dispositive             215,086
                  Full voting; no dispositive                 1,958,018
                  Shared voting; full dispositive             0
                  Shared voting; shared dispositive           461,069
                  Shared voting; no dispositive               0
                  No voting; full dispositive                 0
                  No voting; shared dispositive               0
                  No voting; no dispositive                   3,784,263

         (b)      Percentage of Class:

                  Fifth Third Bancorp has aggregate beneficial ownership of 5.85%.

         (c)      Number of Shares as to which such Person has:

                  (i)      Sole Power to Vote or to Direct
                           the Vote                                    9,311,855

                  (ii)     Shared Power to Vote or to Direct
                           the Vote                                    461,069

                  (iii)    Sole Power to Dispose or to Direct
                           the Disposition of                          7,138,751

                  (iv)     Shared Power to Dispose or to Direct
                           the disposition of                          676,155

Item 5                     Ownership of Five Percent or Less
                           of a Class.

                           Not Applicable

Item 6                     Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding Company.

                           Fifth Third Bancorp, as parent holding company of the
banking subsidiaries listed below, has filed this schedule. None of its subsidiaries hold more than 5% of the outstanding stock of the Issuer, as shown below.

         List of Banking Subsidiaries                Federal Tax ID Number      Item 3 Classification
         ----------------------------                ---------------------      ---------------------
         Fifth Third Bank                            31-0854433                         BK
         Fifth Third Bank of Columbus                31-1137357                         BK
         Fifth Third Bank of Northwestern Ohio       34-4208980                         BK
         Fifth Third Trust Co. & Savings Bank, FSB   59-3085783                         BK
         Fifth Third Bank of Northern Kentucky       61-0335110                         BK

Cincinnati Financial Corporation                                     Page 5 of 5
172062101

         Fifth Third Bank of Central Indiana         35-0545660                         BK
         Fifth Third Bank of Western Ohio            31-0676865                         BK
         Fifth Third Bank of Kentucky, Inc.          61-0290030                         BK
         Fifth Third Bank of Northeastern Ohio       34-1796329                         BK

Items 8-9         Not Applicable


Item 10           Certification

                  By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 10, 1999
-----------------
Date

THE FIFTH THIRD BANCORP



By:     MICHAEL K. KEATING
   --------------------------


Name:  Michael K. Keating
    -------------------------
Title: Secretary